EXHIBIT 99.1

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Ninth Meeting of the Seventh Session of the Board of Directors of China Life Insurance Company Limited

The ninth meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on March 8, 2022 in Beijing. The directors were notified of the Meeting by way of a written notice dated March 1, 2022. Out of the Company’s nine directors, eight directors attended the Meeting. Su Hengxuan, Li Mingguang and Huang Xiumei, executive directors of the Company, and Wang Junhui, non-executive director of the Company, attended the Meeting in person. Tang Xin, Leung-Oi-Sie Elsie, Lam Chi Kuen and Zhai Haitao, independent directors of the Company, attended the Meeting by way of video conference. Yuan Changqing, non-executive director of the Company, was on leave for other business and authorized in writing, Su Hengxuan, executive director of the Company, to act on his behalf, cast the votes for him and preside over the Meeting. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Su Hengxuan, executive director of the Company. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal on Nominating Mr. Bai Tao as a Candidate for the Executive Director of the Seventh Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agrees to submit the proposal to the shareholders’ meeting of the Company for approval.

Voting result: 9 for, 0 against, with no abstention

2.	Proposal on Nominating Mr. Huang Yiping as a Candidate for the Independent Director of the Seventh Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agrees to submit the proposal to the shareholders’ meeting of the Company for approval.

Voting result: 9 for, 0 against, with no abstention

Commission File Number 001-31914

3.	Proposal on Nominating Ms. Chen Jie as a Candidate for the Independent Director of the Seventh Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agrees to submit the proposal to the shareholders’ meeting of the Company for approval.

Voting result: 9 for, 0 against, with no abstention

Please refer to the annex of this announcement for biography of Mr. Bai Tao, Mr. Huang Yiping and Ms. Chen Jie. Please refer to the notice and materials for the 2022 First Extraordinary Shareholders’ Meeting, which will be published separately, for the declaration by nominators of independent director and statement by the candidates for independent director.

4.	Proposal on Nominating Mr. Bai Kai as the Assistant to the President of the Company

The independent directors gave their independent opinions and agreed on the proposal. The qualification of Mr. Bai Kai is subject to the approval of the China Banking and Insurance Regulatory Commission. For the biography of Mr. Bai Kai, please see the annex of this announcement.

Voting result: 9 for, 0 against, with no abstention

5.	Proposal on Convening the 2022 First Extraordinary Shareholders’ Meeting

The notice of the 2022 First Extraordinary Shareholders’ Meeting will be published separately.

Voting result: 9 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

March 8, 2022

Commission File Number 001-31914

Annex

Biography of Mr. Bai Tao

Mr. Bai Tao, born in 1963, has been the Secretary to the Party Committee of China Life Insurance (Group) Company, since January 2022. From August 1984 to May 2014, Mr. Bai Tao worked at Industrial and Commercial Bank of China Limited and successively served as an Assistant to the President of Hainan Branch, the Deputy General Manager of the Project Credit Department of the Head Office, the Vice President of Jilin Branch, the Vice President (responsible for daily operations) and the President of Hunan Branch, the General Manager of the Asset Risk Management Department, the General Manager of the Risk Management Department and the President of the Internal Audit Bureau of the Head Office. From May 2014 to August 2016, he served as the Vice President of China Life Insurance (Group) Company. From September 2016 to July 2018, he served as the Deputy General Manager of China Investment Corporation, during which he also served as an Executive Director and the General Manager of Central Huijin Investment Ltd. from October 2016. From July 2018 to January 2020, Mr. Bai Tao served as the President, an Executive Director and the Vice Chairman of The People’s Insurance Company (Group) of China Limited, during which he also served as the Chairman of PICC Investment Holding Co., Ltd. from February 2019 and the Chairman of PICC Capital Investment Management Company Limited from July 2019. He was the Chairman of State Development & Investment Corp., Ltd. from January 2020 to January 2022.

Mr. Bai Tao, a senior economist, graduated from Renmin University of China with a doctoral degree in economics.

Biography of Mr. Huang Yiping

Mr. Huang Yiping, born in 1964, Chinese nationality, is the Associate Dean of the National School of Development, the Jinguang Chair Professor of Finance and Economics, and the Director of the Institute of Digital Finance of Peking University. Currently, Mr. Huang Yiping also serves as the Vice President of the Public Policy Research Center and a researcher of the Finance Research Center of the Counsellor’s Office of the State Council, the Chairman of the Professional Committee of FinTech Development and Research of the National Internet Finance Association of China. He is concurrently a member of China Finance 40 Forum (currently the Chairman of its Academic Committee), a member of Chinese Economists 50 Forum, as well as the Editor in Chief of China Economic Journal, and the Deputy Editor in Chief of Asian Economic Policy Review.

Mr. Huang Yiping has been an Independent Director of Ant Group Co., Ltd. since August 2020. He served as a member of the Monetary Policy Committee of The People’s Bank of China from June 2015 to June 2018, the Managing Director of the Emerging Market Headquarters/the Chief Economist of Asian Emerging Markets of Barclays Capital Asia from August 2011 to June 2013, the Managing Director/the Chief Economist of the Asia-Pacific region of Citigroup Inc. from May 2000 to February 2009, and a senior lecturer and the Director of China’s economic projects of The Australian National University from August 1993 to April 2000.

Mr. Huang Yiping obtained a master’s degree in economics from Renmin University of China and a doctoral degree in economics from The Australian National University.

Commission File Number 001-31914

Biography of Ms. Chen Jie

Ms. Chen Jie, born in 1970, Chinese nationality, is the Director and a researcher of the Commercial Law Research Unit of the Institute of Law, a professor and doctoral tutor of Chinese Academy of Social Sciences. She is a member of the Chinese Legal System Committee of China Democratic League, as well as the Vice Chairman of China Business Law Society, an Executive Director of each of the Institute of Commercial Law and the Institute of Securities Law of China Law Society, and a Director of the Institute of Insurance Law of China Law Society. Ms. Chen Jie is also a member of the Appeal Review Committee of Shenzhen Stock Exchange, a member of the Expert Advisory Committee of Beijing Financial Court, and an arbitrator of each of Beijing Arbitration Commission/Beijing International Arbitration Center, Shenzhen Court of International Arbitration, China International Economic and Trade Arbitration Commission, Shanghai International Economic and Trade Arbitration Commission and Shanghai Arbitration Commission.

Ms. Chen Jie served as an Independent Director of Central China Land Media Co., Ltd. from December 2010 to April 2017, an Independent Director of BOMESC Offshore Engineering Company Limited from January 2016 to January 2019, and an Independent Director of Sino Geophysical Co., Ltd. from November 2015 to November 2021.

Ms. Chen Jie obtained a bachelor’s degree in law from East China College of Political Science and Law, a master’s and doctoral degrees in law from Peking University, and a postdoctoral qualification from the Institute of Law of Chinese Academy of Social Sciences.

Biography of Mr. Bai Kai

Mr. Bai Kai, born in June 1974, is the General Manager of Hubei Branch of the Company. Mr. Bai Kai served as Deputy General Manager and Deputy General Manager (in charge of work) of Hubei Branch of the Company from 2017 to 2020, and the General Manger of Hubei Huanggang Branch and the Deputy General Manager of Qingdao Branch of the Company from 2011 to 2017. Mr. Bai Kai obtained a master’s degree in economic management from Party School of Hubei Provincial Party Committee.